SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 14)*


               CRYSTAL GAS STORAGE, INC. f/k/a CRYSTAL OIL COMPANY
               ---------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                    229241104
                                 --------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 29 Pages
                             Exhibit Index: Page 10

                                                              Page 2 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 229241104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,637,001
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                         9       Sole Dispositive Power
   Person                                   1,637,001
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,637,001

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [x]


13       Percent of Class Represented By Amount in Row (11)

                                    60.70%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 229241104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  80,647
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,637,001
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   80,647
    With
                           10       Shared Dispositive Power
                                            1,637,001

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,717,648

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    63.69%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 29 Pages

                                  SCHEDULE 13D

CUSIP No. 229241104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,637,001
    Each
  Reporting                         9       Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,637,001

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,637,001

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [x]


13       Percent of Class Represented By Amount in Row (11)

                                    60.70%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 29 Pages


                  This Amendment No. 14 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Crystal Gas Storage, Inc., previously known as Crystal Oil Company (the "Issuer"). This Amendment No. 14 supplementally amends the initial statement on Schedule 13D dated January 31, 1986 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 14 is being filed by the Reporting Persons to report that certain of the Reporting Persons have entered into a Shareholders Agreement (as defined below) in connection with the announced Merger (as defined below) of the Issuer and El Paso Energy Acquisition Co., a Delaware corporation ("El Paso Acquisition"), which is a wholly-owned subsidiary of El Paso Energy Corporation, a Delaware corporation ("El Paso Energy"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Soros Fund Management LLC ("SFM LLC");

                  (ii)     Mr. George Soros ("Mr. Soros"); and

                  (iii)    Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                  This Statement relates to Shares held for the accounts of Quantum Partners LDC ("Quantum Partners"), Quantum Fund N.V. ("Quantum Fund") and Mr. Soros.

                  Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A.

Item 4.           Purpose of Transaction.

                  Except as set forth in Item 6 and incorporated herein by reference, neither Quantum Partners, Quantum Fund, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  Mr. Gary Gladstein, a Managing Director of SFM LLC, and Mr. Neal Moszkowski, an employee of SFM LLC, are Directors of the Issuer and in such capacities may have an influence on the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

                  Notwithstanding the foregoing, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                                                              Page 6 of 29 Pages

                  (a) (i) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of 1,637,001 Shares (approximately 60.70% of the total number of Shares outstanding assuming the conversion of the convertible securities of the Issuer held for the account of Quantum Partners). This number includes (1) 183,346 Shares held for the account of Quantum Fund and (2) the following securities held for the account of Quantum Partners: (A) 1,444,720 Shares and (B) 3,971,260 shares of Preferred Stock (which may be converted into 8,935 Shares).

                       (ii) Mr. Soros may be deemed the beneficial owner of 1,717,648 Shares (approximately 63.69% of the total number of Shares outstanding assuming the conversion of all of the convertible securities of the Issuer held for the account of Quantum Partners). This number includes (1) 80,647 Shares held directly for the account of Mr. Soros; (2) 183,346 Shares held for the account of Quantum Fund; and (3) 1,453,655 Shares held for the account of Quantum Partners (assuming the conversion of all of the convertible securities of the Issuer held by Quantum Partners, as described in (a)(i) above).


                  (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 1,637,001 Shares held for the accounts of Quantum Fund and Quantum Partners (assuming conversion of all of the convertible securities held for the account of Quantum Partners).

                       (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and the position held by Mr. Soros with SFM LLC, Mr. Soros may be deemed to have shared power to direct the voting and disposition of the 1,637,001 Shares held for the account of Quantum Fund and Quantum Partners (assuming conversion of all of the convertible securities held for the account of Quantum Partners).

                       (iii) Mr. Soros has the sole power to vote and to dispose of the 80,647 Shares held for his personal account.

                       (iv) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and the position held by Mr. Druckenmiller with SFM LLC, Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,637,001 Shares held for the account of Quantum Fund and Quantum Partners (assuming conversion of all of the convertible securities owned by Quantum Partners).

                  (c) Except as disclosed in Item 6 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since August 19, 1999 (60 days prior to the date hereof) by Quantum Partners, Quantum Fund or by any of the Reporting Persons.

                  (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                       (ii) The shareholders of Quantum Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Fund in accordance with their ownership interests in Quantum Fund.

                       (iii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of securities, including the Shares, held for his account.

                  (e)  Not applicable.

                                                              Page 7 of 29 Pages


                  Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the account of Mr. Soros.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                  On October 15, 1999, each of SFM LLC and Mr. Soros entered into separate Shareholders Agreements (each, a "Shareholders Agreement") with El Paso Energy and El Paso Acquisition in connection with the merger of the Issuer and El Paso Acquisition (the "Merger") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") entered into among the Issuer, El Paso Energy and El Paso Acquisition. A copy of each Shareholders Agreement is attached hereto as Exhibit D and Exhibit E and each is incorporated herein by reference in response to this Item 6.

                  Pursuant to Section 1(a) of each Shareholders Agreement, each of SFM LLC and Mr. Soros have agreed to (or to cause to, in case such person is a beneficial owner but not the stockholder of record) (i) vote all Shares and other Voting Securities (as defined therein) in favor of the Merger; (ii) not vote any Shares and Voting Securities in favor of any action or agreement which would result in a breach in any material respect of any covenant, representation or obligation of the Issuer under the Merger Agreement and (iii) vote all Shares and Voting Securities against any action or agreement which would interfere or impede the Merger.

                  Pursuant to Section 1(b) of each Shareholders Agreement, each of SFM LLC and Mr. Soros appointed, on their behalf, designees of El Paso Acquisition as attorneys, agents and proxies to vote the Shares and Voting Securities in favor of the Merger and other transactions contemplated by the Merger Agreement as otherwise contemplated by Section 1(b) thereof.

                  Pursuant to Section 3(a) of each Shareholders Agreement, each of SFM LLC and Mr. Soros agreed for the term of each Shareholders Agreement not to sell, sell short, transfer, pledge or assign the Shares and Voting Securities subject to the Shareholders Agreement.

                  Each Shareholders Agreement shall terminate and expire on the earliest of (1) the Effective Time of the Merger (as defined in the Merger Agreement), (2) the time of termination of the Merger Agreement pursuant to
Section 7.1 thereof, (3) March 31, 2000 or (4) upon the amendment or waiver of any provision of the Merger Agreement that would have any adverse effect on SFM LLC or Mr. Soros, as the case may be.

                  The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to each of the Shareholders Agreement attached as Exhibit D and Exhibit E hereto.

                  Except as disclosed above, the Reporting Persons, Quantum Fund, Quantum Partners and other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  D.     Shareholder  Agreement  dated  October  15, 1999 by and
                         among  SFM  LLC,  El  Paso   Corporation  and  El  Paso
                         Acquisition.

                  E. Shareholder Agreement dated October 15, 1999 by and among Mr. Soros, El Paso Corporation and El Paso Acquisition.

                                                              Page 8 of 29 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 18, 1999            SOROS FUND MANAGEMENT LLC


                                   By:      /S/ MICHAEL C. NEUS
                                            ------------------------------------
                                            Michael C. Neus
                                            Assistant General Counsel


                                  GEORGE SOROS


                                  By:      /S/ MICHAEL C. NEUS
                                           -------------------------------------
                                           Michael C. Neus
                                           Attorney-in-Fact


                                  STANLEY F. DRUCKENMILLER


                                  By:      /S/ MICHAEL C. NEUS
                                           -------------------------------------
                                           Michael C. Neus
                                           Attorney-in-Fact

                                                              Page 9 of 29 Pages




                                     ANNEX A


                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                               Number of Shares
Scott K. H. Bessent
Walter Burlock
L. Kevin Dann
Gary Gladstein.............................    1,850
Duncan Hennes
Ron Hiram
Sheldon Kasowitz
David N. Kowitz
Carson Levit
Alexander C. McAree
Steven Okin
Frank Sica
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

         (b) All of the Shares reported above were acquired for investment purposes.

         (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since August 19, 1999 (60 days prior to the date hereof).

         (d) Gary Gladstein serves as a Director of the Issuer. Except as disclosed in the previous sentence, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 10 of 29 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
D.       Shareholders Agreement dated October 15, 1999 by and
         among Soros Fund Management LLC, El Paso Energy Corporation
         and El Paso Energy Acquisition Co..........................          11

E.       Shareholders Agreement dated October 15, 1999 by and
         among George Soros, El Paso Energy Corporation and El Paso
         Energy Acquisition Co.....................................           20